02045081

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECEIVED JUL 01 2002 WASH. D.C. 162

Report of Foreign Issuer

Pursuant to Rule l3a-16 of the Securities Exchange Act of 1934

For the month of June, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosure: one company announcement was made on 13 June 2002:

BT Holds 'Insight into BT' Conference

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

This report on Form 6-K is incorporated by reference into Registration Statement No. 333-14214.

CRGH

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: June 14, 2002 By:

S J PRIOR
Authorized Representative

June 13, 2002

BT HOLDS "INSIGHT INTO BT" CONFERENCE

BT is today holding a conference for investors aimed at giving a greater level of detail regarding the operation of its businesses.

The event starts at 9:00am with an overview presented by Group finance director, Ian Livingston. This will be followed by presentations by the chief executive officers of BT Retail, BT Ignite, BTopenworld, and BT Wholesale. The day will close with a summary by BT Group chief executive, Ben Verwaayen.

Ian Livingston, said: "Today is all about our commitment to providing a greater depth of understanding of the factors that contribute to our financial performance. BT is a complex business operating in a complex sector and therefore it is important to ensure that there is a good understanding of the underlying issues and opportunities."

The financial information disclosed will reflect that which has already been publicly disclosed by BT both at the time of the publication of its fourth quarter results on May 16, and in its recently published annual report and accounts. There will, however, be some further detailed information provided which underpins the overall Group targets disclosed at the strategy presentation on April 8.

BT Group plc
Registered Office:
81 Newgate Street London EC1A 7AJ
Registered in England and Wales No. 4190816
www.btplc.com

The Group targets for the plan period from 2001/02 to 2004/05 include:

- Grow profitable organic revenue at a CAGR of 6-8 per cent.
- Drive positive free cash flow to £1bn - £1.5bn by 2004/05.
- Grow EPS by at least a CAGR of 25 per cent.

BT Retail

BT Retail will today announce it is targeting revenue to grow at a compound annual growth rate (CAGR) of five per cent over the three years to March 2005. The underlying revenue targets remain unchanged from that previously disclosed, however the shorter plan period and new trading models with BT Ignite and BTopenworld increase the headline CAGR to five per cent from three per cent. In this period, gross margin decline is targeted to within one percentage point per annum.

These targets, combined with a programme to achieve £800m of cost efficiencies in the core business from 2000/01 to 2004/05, are designed to grow BT Retail EBIT and operating free cash flow at a CAGR of nine per cent from 2001/02 to 2004/05.

BT Ignite

BT Ignite will reconfirm that revenue in continuing businesses is targeted to grow at a CAGR of 15 per cent over the three years to March 2005. Capital expenditure in the combined BT Ignite/Concert business is targeted not to exceed £600m per annum.

As previously revealed, all European Connectivity Businesses are targeted to be EBITDA break-even on a monthly run rate basis by March 2003 with the ex-Concert business expected to follow in December 2003. Overall, EBITDA margin is targeted to trend towards 15 per cent in the medium term.

BTopenworld

BTopenworld will confirm that it is aiming to grow revenue at a CAGR of 35 per cent in the period to March 2005. It aims to reach EBITDA break-even for narrowband during this financial year and broadband during the following year.

BT Wholesale

BT Wholesale will reconfirm its target for external revenue growth of 5-7 per cent CAGR over the period to the end of March 2005. Cash cost savings of £200m are targeted for the current year with a total of £650m targeted by March 2005.

All presentations are being webcast live, the details of which, along with the slides will be available at the web sites listed below.

Notes to editors:

Webcast/slides	Audio Call Number Password	Rebroadcast Number PIN Number
http://www.btplc.com/retail at 9.00am (BST)	0800 028 5334 (UK) +44 1296 480 100 (Non UK) "Retail"	+44 (0) 1296 618 700 738414#
http://www.btplc.com/Ignite at 11.00am (BST)	0800 028 5334 (UK) +44 1296 480 100 (Non UK) "Ignite"	+44 (0) 1296 618 700 253850#
http://www.btplc.com/openworld at 1.30pm (BST)	0800 028 5334 (UK) +44 1296 480 100 (Non UK) "openworld"	+44 (0) 1296 618 700 548483#
http://www.btplc.com/wholesale at 2.35pm (BST)	0800 028 5334 (UK) +44 1296 480 100 (Non UK) "wholesale"	+44 (0) 1296 618 700 510562#

Forward-looking statements - caution advised

Certain statements in this news release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: revenue growth, margins, capital expenditure, earnings per share and free cash-flow targets for BT and its lines of business; BT Retail and BT Wholesale cost efficiency and cash saving targets; and break-even targets for BT Ignite's European Connectivity and ex-Concert businesses and for BTopenworld's narrowband and broadband businesses.

Although BT Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the anticipated benefits and advantages of new technologies, products and services, including broadband, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; general financial market conditions affecting BT's performance; factors not within BT's control which may affect the ability of BT's lines of business to reduce costs, improve quality and maximise return on capital employed; and the reintegration of Concert.

Inquiries about this news release should be made to the BT Group Newsroom on its 24 hour number: 020 7356 5369. From outside the UK dial +44 20 7356 5369. All news releases can be accessed at our web site: www.btplc.com/mediacentre